2022 Annual Report to Shareholders

ANNUAL REPORT TO SHAREHOLDERS | 1 In May 2023, Healthcare Realty will mark the 30th anniversary of our company’s IPO. We reach this significant milestone following the most transformative year in Healthcare Realty’s three-decade history. In July, we completed a merger with Healthcare Trust of America (HTA), creating the largest pure-play medical office building REIT in the U.S. The Company has unmatched scale in high-growth markets and a robust development pipeline that enhance our ability to deliver long-term value to shareholders. SCALE AND GROWTH MOMENTUM Healthcare Realty owns and operates over 42 million square feet in 35 states, nearly double the portfolio size of the next largest owner of medical office buildings. More importantly, we own and operate much of our portfolio at scale in target markets. In 14 markets, our property ownership exceeds one million square feet, and in 12 other markets, it exceeds 500,000 square feet. These 26 markets collectively represent 80% of our portfolio. We have also increased the proportion of places where we own a cluster of two or more properties within two miles of each other. Approximately 70% of the Company’s properties are located in 142 different clusters. We also work with 58 of the top 100 health systems and our properties are associated with 231 hospital campuses. Market scale and well-clustered properties gain Healthcare Realty operating efficiencies, deeper market knowledge, and stronger relationships with healthcare providers. In our experience, these proven attributes accelerate leasing volume, acquisition opportunities, and development momentum. POST-MERGER PROGRESS Significant geopolitical and economic changes took place in 2022, most notably the Fed raising interest rates aggressively to combat rising inflation. Healthcare Realty’s seasoned team successfully closed the merger on schedule in July 2022 despite the market volatility created by these events. We also sold or joint ventured $1.25 billion of properties at favorable terms to fund the special dividend associated with the cash portion of the merger consideration. Following the merger, Healthcare Realty sought to generate substantial G&A savings through scale efficiencies and elimination of redundant costs. We achieved our goal of streamlining annual G&A expenses by our targeted amount of $35 million by the end of 2022, six months faster than anticipated. Another top priority following the merger was aligning the approach to leasing between the two legacy companies. Legacy HTA employed all of its leasing staff internally, while Healthcare Realty employed regional directors of leasing who oversaw external brokers. We retained the top leasing talent from both companies and quickly leveraged our market scale to engage top brokers. By the end of 2022, we converted the entire portfolio to the Healthcare Realty brokerage model. Our leasing directors and brokerage partners have the relationships and deep market knowledge to capture demand and accelerate Healthcare Realty's occupancy and rent growth. Current leasing momentum is solid with over 600,000 of signed leases yet to take occupancy, which will boost the current trend of 50 basis points of annual net absorption. We see a clear opportunity to increase multi-tenant occupancy by nearly 400 basis points to more than 90% over the next few years. Capturing this upside can increase current FFO per share by more than 10% with minimal capital investment. EXPANDED DEVELOPMENT PIPELINE Development starts are another clear sign of positive leasing demand. Healthcare Realty has the largest and most visible pipeline in the MOB sector. Our active pipeline is valued at over $230 million, and our near-term prospective pipeline is roughly $350 million. Behind this, we have a long-term embedded pipeline of $1.7 billion. This pipeline is the benefit of the larger Healthcare Realty platform, deeper relationships, and significant market scale, and places us in a leadership position to secure even more development projects over the long term. Our 2022 acquisitions, totaling $505 million, were concentrated in the first half of the year. Rapidly rising interest rates and market volatility limited activity in the second half. We expect modest acquisitions going into 2023, but with market scale and our well-established relationships with health systems and brokers, we are Letter to Shareholders

ANNUAL REPORT TO SHAREHOLDERS | 2 Despite the volatility of interest rates and market conditions, the Company maintained its quarterly dividend rate of $0.31 per share going into 2023, consistent with the dividend rate throughout 2022. ESG PROGRESS AND OPPORTUNITY I am also proud to report on the continued strength of the Company’s ESG initiatives. In 2022, we published our fourth annual Corporate Responsibility Report, highlighting the Company’s ESG accomplishments with expanded disclosures in alignment with leading industry frameworks including the Sustainable Accounting Standards Board and the Task Force on Climate-Related Financial Disclosures. The Company received GRESB's 4 Green Star ranking, earning a score of 80 on its 2022 assessment, up from 73 in 2021. Following the merger, we have a tremendous opportunity to apply our successful ESG practices and improve performance across a much larger footprint. After an eventful 2022 highlighted by our transformational merger, I am pleased to say we are exceeding our own internal expectations. As we embark upon Healthcare Realty’s fourth decade, we look forward to the opportunities ahead as the largest pure-play medical office building REIT in the U.S., and to delivering value to our shareholders in 2023 and beyond. Sincerely yours, Todd J. Meredith President and Chief Executive Officer well prepared to ramp up accretive acquisitions when capital markets improve. We also expect to optimize the portfolio at the edges, selling properties selectively and re-investing proceeds primarily into our develop- ment pipeline. STEADY PORTFOLIO PERFORMANCE Overall 2022 financial results represent a combination of partial periods for two companies. For the year, Healthcare Realty reported strong same-store per- formance based on combined historical results for 593 properties that represent over 85% of total NOI. Same-store revenue increased 3.8% in 2022, propelled by healthy rent escalations, cash leasing spreads, and occupancy gains. Expenses were up 6.3% for the year, primarily due to inflationary pressure on utility and labor costs. Same-store NOI grew 2.6% for the year including the Company’s share of joint venture properties. Looking forward to 2023, we expect steady occupancy gains and operating expense moderation to accelerate same-store NOI growth well above 3%. SOLID BALANCE SHEET AND LIQUIDITY At year-end, our balance sheet and liquidity were solid. Through the merger, we inherited attractive long-term, fixed-rate, unsecured debt. We also renewed and extended our bank term loans and credit facility at favorable rates before credit markets began to tighten in mid-2022. Healthcare Realty has no material debt maturities until 2025 with a well-laddered maturity schedule through 2031. In terms of liquidity, the Company has over $1.0 billion of availability on its credit facility and unencumbered assets of nearly $14 billion. Net debt to adjusted EBITDA was 6.4 times at year-end, putting leverage within our target range of 6.0 to 6.5 times. We expect cash flow growth to naturally reduce leverage over time. Nominal interest rates on our variable rate bank debt increased over 400 basis points during 2022. To mitigate the impact of rising rates, the Company has entered into approximately $900 million of interest rate swaps, fixing rates on approximately half of its total variable rate debt. While interest expense has steadily risen, more recent events suggest interest expense should moderate or decline throughout 2023.

ANNUAL REPORT TO SHAREHOLDERS | 3 As of December 31, 2022, Healthcare Realty was invested in 721 properties in 35 states totaling 42 million square feet and was valued at $13 billion. The Company’s portfolio is comprised primarily of multi-tenanted medical office buildings located on the campuses of leading health systems in sizable markets. Company Overview SELECTED 2022 LEGACY HEALTHCARE TRUST OF AMERICA ACQUISITIONS WakeMed Medical Park of Cary MOB Cary, North Carolina 670 Albany Street Boston, Massachusetts Brandon Medical Brandon, Florida 3rd Street Medical Center Los Angeles, California Estrella Medical Center Phoenix, Arizona 1200 Binz Houston, Texas

ANNUAL REPORT TO SHAREHOLDERS | 4 TOP HEALTH SYSTEMS ASSOCIATED MOB SF % 1 HCA 3,087,303 8.3% 2 CommonSpirit 2,500,507 6.8% 3 Baylor Scott & White 2,636,556 7.1% 4 Ascension Health 2,253,920 6.1% 5 Tenant Healthcare Corporation 1,940,318 5.2% Other (81 credit rated systems) 19,056,043 51.5% Non-credit rated 1,638,528 4.4% Non-associated 3,916,451 10.6% Total 37,029,626 100.0% TOP MARKETS SF % 1 Dallas 4,000,264 9.5% 2 Houston 2,611,068 6.2% 3 Los Angeles 2,088,409 4.9% 4 Denver 1,991,304 4.7% 5 Charlotte 1,790,415 4.2% Other (66 markets) 29,780,920 70.5% Total 42,262,380 100.0% (Common Spirit) (Ascension) (Ascension) (Common Spirit) (Common Spirit)

ANNUAL REPORT TO SHAREHOLDERS | 5 Todd J. Meredith President and Chief Executive Officer EXECUTIVE OFFICERS John M. Bryant Jr. Executive Vice President and General Counsel J. Christopher Douglas Executive Vice President and Chief Financial Officer Robert E. Hull Executive Vice President, Investments Julie A. Wilson Executive Vice President, Operations Management Team

ANNUAL REPORT TO SHAREHOLDERS | 6 John Knox Singleton Chairman, Healthcare Realty, Retired CEO, Inova Health System Todd J. Meredith President and CEO, Healthcare Realty John V. Abbott Retired CEO, Aviation Asset Management Group, General Electric Nancy H. Agee President and CEO, Carilion Clinic W. Bradley Blair, II Retired Chairman, Healthcare Trust of America Edward H. Braman Retired Audit Partner, Ernst & Young Constance B. Moore Retired President and CEO, BRE Properties Ajay Gupta CEO, Physical Rehabilitation Network Christann M. Vasquez Executive Vice President and Chief Operating Officer, Ascension Texas Vicki U. Booth President and Board Chair, Ueberroth Family Foundation Peter F. Lyle Executive Vice President, Medical Management Associates James J. Kilroy President and Portfolio Manager, Willis Investment Counsel Jay P. Leupp Managing Partner and Senior Portfolio Manager, Terra Firma Asset Management BOARD OF DIRECTORS

ANNUAL REPORT TO SHAREHOLDERS | 7 INDEX PERIOD ENDING 12/31/17 12/31/18 12/31/19 12/31/20 12/31/21 12/31/22 Healthcare Realty Trust Incorporated 100.00 92.39 112.55 103.81 115.43 92.08 Russell 3000 Index 100.00 94.76 124.15 150.08 188.60 152.37 FTSE NAREIT All Equity REITs Index 100.00 95.96 123.46 117.14 165.51 124.22 DIRECT DEPOSIT OF DIVIDENDS Direct deposit of dividends is offered as a convenience to shareholders of record. For information, write Computershare Investor Services, P.O. Box 43078, Providence, Rhode Island 02940-3078, or call 1.888.801.0107. Information may also be obtained at the transfer agent’s website, www.computershare.com. FORM 10-K The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2022, with the Securities and Exchange Commission. Shareholders may obtain a copy of this report, without charge, by writing: Investor Relations, Healthcare Realty Trust Incorporated, 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203. Or, via e-mail: communications@healthcarerealty.com. CERTIFICATIONS The Company’s chief executive officer and chief financial officer have filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to the Company’s Annual Report on Form 10-K. In addition, the Company’s chief executive officer certified to the New York Stock Exchange in 2022 that he was not aware of any violation by the Company of the New York Stock Exchange’s corporate governance listing standards. ANNUAL SHAREHOLDERS MEETING The annual meeting of shareholders will be held on June 5, 2023, at 10:00 a.m. Central Time at 511 Union Street, Suite 2700, Nashville, Tennessee 37219. CORPORATE ADDRESS Healthcare Realty Trust Incorporated 3310 West End Avenue, Suite 700 Nashville, Tennessee 37203 Phone: 615.269.8175 Fax: 615.269.8461 www.healthcarerealty.com communications@healthcarerealty.com INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM BDO USA, LLP 414 Union Street, Suite 1800 Nashville, Tennessee 37219 TRANSFER AGENT Computershare Investor Services P.O. Box 43078 Providence, Rhode Island 02940-3078 1.888.801.0107 www.computershare.com CUSIP NUMBERS Senior Notes due 2025: 421946AJ3 Senior Notes due 2026: 42225UAD6 Senior Notes due 2027: 42225UAF1 Senior Notes due 2028: 421946AK0 Senior Notes due 2030: 42225UAG9 Senior Notes due 2030: 421946AL8 Senior Notes due 2031: 421946AM6 Senior Notes due 2031: 42225UAH7

2022 Form 10-K PART I Item 1 Business 1 Item 1A Risk Factors 7 Item 1B Unresolved Staff Comments 21 Item 2 Properties 22 Item 3 Legal Proceedings 22 Item 4 Mine Safety Disclosures 22 PART II Item 5 Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 22 Item 6 [Reserved] 24 Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations 25 Item 7A Quantitative and Qualitative Disclosures About Market Risk 50 Item 8 Financial Statements and Supplementary Data 51 Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 99 Item 9A Controls and Procedures 99 Item 9B Other Information 102 Item 9C Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 102 PART III Item 10 Directors, Executive Officers and Corporate Governance 103 Item 11 Executive Compensation 104 Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 104 Item 13 Certain Relationships and Related Transactions, and Director Independence 104 Item 14 Principal Accountant Fees and Services 105 Item 15 Exhibits and Financial Statement Schedules 105 Item 16 Form 10-K Summary 109 SIGNATURES AND SCHEDULES 109